Filed Pursuant to Rule 433

Registration No. 333-180488

Accelerated Return Notes® Linked to a Basket of Three Financial Sector Stocks
Issuer	Bank of America Corporation (“BAC”)
Original Offering Price	$10.00 per unit
Term	Approximately two years
Market Measure

An approximately equally weighted basket of three financial sector stocks comprised of BB&T Corporation (NYSE symbol: “BBT”), KeyCorp (NYSE symbol: “KEY”), and Regions Financial Corporation (NYSE symbol: “RF”) (each, a “Basket Component”)

Payout Profile at Maturity	— 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value — 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$13.00 - $13.40] per unit, a [30% - 34%] return over the Original Offering Price, to be determined on the pricing date
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312513262474/d554386dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
•	Changes in the price of the Basket Components may offset each other.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
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You will have no rights of a holder of the Basket Components, and you will not be entitled to receive shares of the Basket Components or dividends or other distributions by the issuers of the Basket Components.

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We do not control any company included in the Basket and are not responsible for any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Components.
•	The Basket is concentrated in financial sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BAC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BAC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.